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EXHIBIT 21.1              SUBSIDIARIES OF REGISTRANT

The Corporation has five subsidiaries, The Second National Bank of Warren, Second Bancorp Capital Trust I, Stouffer-Herzog Insurance Agency, Second National Capital Corporation and Second National Financial Company, LLC all of which are incorporated under the laws of the United States and are wholly owned by the Corporation.